# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRUPO TELEVISA SAB, CIK 0000912892
CUSIP: P4987V137
Title of class of securities: Ordinary Participation Certificates
Address of issuer's principal executive offices: AVENIDA VASCO DE QUIROGA NO. 2000 COLONI, MEXICO CITY, Mexico (O5), 01210
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 82,538,077; shared voting power 0; sole dispositive power 83,926,705; shared dispositive power 0; aggregate amount beneficially owned 83,926,705 (2.9% of the class)

## Item 1. Issuer
Name of issuer: GRUPO TELEVISA SAB
Address of issuer's principal executive offices: AVENIDA VASCO DE QUIROGA NO. 2000 COLONIA SANTA FE MEXICO CITY Mexico 01210

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc., 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of institution (non-U.S. institution) or other detail: HC

## Item 4. Ownership
Amount beneficially owned: 83926705
Percent of class: 2.9
Sole power to vote or to direct the vote: 82538077
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 83926705
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Participation Certificates of GRUPO TELEVISA SAB. No one person's interest in the Ordinary Participation Certificates of GRUPO TELEVISA SAB is more than five percent of the total outstanding Ordinary Participation Certificates.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (10/27/2026)